CHAPMAN AND CUTLER
                     111 WEST MONROE STREET
                    CHICAGO, ILLINOIS 60603


                       FEBRUARY 28, 1996


Legg Mason Wood Walker, Incorporated
111 South Calvert Street
P.O. Box 1476
Baltimore, Maryland 21203-1476

Re:  Legg Mason Unit Investment Trust, Series 5

Ladies/Gentlemen:

     We have served as counsel for Legg Mason Wood Walker, Incorporated ("Legg Mason"), as Sponsor and Depositor of Legg Mason Unit Investment Trust Series 5 in connection with the preparation, execution and delivery of a Trust Indenture and Agreement for the above-captioned series of which Legg Mason is Depositor and The Bank of New York is Trustee, pursuant to which the Depositor has delivered to and deposited Securities listed in Schedule A to the Trust Indenture and Agreement with the Trustee and pursuant to which the Trustee has issued to or on the order of the Depositor a certificate or certificates representing an aggregate Unit of fractional undivided interest in and ownership of the Fund created under said Trust Indenture and Agreement.

     In connection therewith, we have examined such pertinent records and documents and matters of law as we have deemed necessary in order to enable us to express the opinions hereinafter set forth.

     Based on the foregoing, we are of the opinion that the certificates evidencing the Units in the Fund constitute valid and binding obligations of the Fund in accordance with the terms thereof.

                                        Respectfully submitted,


                                        /s/CHAPMAN AND CUTLER